UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549               SEC FILE NUMBER
                                                                     0-13042
                                FORM 12b-25

                    NOTIFICATION OF LATE FILING

(CHECK ONE):      [ X ] Form 10-K      [  ] Form 20-F  [  ] Form 11-K
                  [   ] Form 10-Q      [  ] Form N-SAR

                      For Period Ended: APRIL 30, 1998

[ ]  Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

                        For the Transition Period Ended:

                READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING
     FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION

INFINITE GRAPHICS INCORPORATED
Full Name of Registrant

Former Name if Applicable
4611 EAST LAKE STREET
Address of Principal Executive Office (STREET AND NUMBER)
MINNEAPOLIS, MN  55113
City, State and Zip Code

                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
  [X] report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE COMPANY'S YEAR-END CLOSING OF ITS BOOKS AND AUDIT THEREOF WAS DELAYED DUE TO THE COMPANY'S LICENSING AND SALE OF CERTAIN OF THE ASSETS OF ITS SOFTWARE SYSTEMS BUSINESS TO GLOBAL MAINTECH CORPORATION CLOSED DURING THE FOURTH QUARTER OF THE FISCAL YEAR ENDED APRIL 30, 1998.
                                                 (ATTACH EXTRA SHEETS IF NEEDED)

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification
      CLIFFORD F. STRITCH               612                     728-1323
      (Name)                        (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s). [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?         [X] Yes     [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NET INCOME DECREASED FROM $208,716 FOR THE YEAR ENDED APRIL 30, 1997 TO AN ESTIMATED NET LOSS OF APPROXIMATELY $200,000 FOR THE YEAR ENDED APRIL 30, 1998. MANAGEMENT OF THE COMPANY BELIEVES THAT THE DECREASE IN INCOME WAS LARGELY DUE TO THE COMPANY'S REORGANIZATION AND EXPANSION OF ITS SERVICE BUSINESS AND THE COMPANY'S SALE OF THE SOFTWARE SEGMENT OF ITS BUSINESS WHICH HAD AN OPERATING LOSS OF THE TIME OF SUCH SALE.


                         INFINITE GRAPHICS INCORPORATED
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  JULY 30, 1998              By /s/ Clifford F. Stritch
                                    --------------------------------------------
                                    Clifford F. Stritch, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
      INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The form shall be clearly identified a an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).